Exhibit 4.25

EMPLOYMENT AGREEMENT

by and between

QIAGEN GmbH,

Max-Volmer-Str. 4, 40724 Hilden

- hereinafter QIAGEN -

and

Mr. Bernd Uder

- hereinafter Employee -

Article 1

Commencement of the Employment Relationship

(1)	The Employee shall commence his activities on March 1, 2001.

(2)	The initial six months shall be deemed as a probationary period. During said probationary period, one month’s notice of termination may be given by either party at the end of any month.

(3)	In the case of termination of the employment relationship during the probation period, the Employee shall be entitled to receive a salary for the 6 month period following.

Article 2

Job Description

(1)	The Employee shall assume the responsibilities of a Vice President, Sales and Marketing for QIGEN effective March 1, 2001. He shall perform all tasks in conjunction with the aforementioned activities. A discussion has ensured that details of these activities have been communicated as follows

•	Management of all QIAGEN sales and marketing locations in Europe, Japan and USA as well as distributors.

•	Full responsibility for the achievement of sales and margin objectives.

•	Secure the position of market leader.

•	Responsibility for development and implementation of strategic responses to market changes.

•	Development and implementation of E-Service and E-Commerce concepts.

•	As well as further activities in consultation with superiors.

(2)	Mr. Uder shall report directly to the C.E.O. of the company.

(3)	The Company reserves the right to assign to the Employee a different field of tasks that corresponds to his education and his abilities with his remuneration remaining unchanged.

(4)	The right of termination due to a change of contract shall remain unaffected.

Article 3

Work Deployment

(1)	The Employee’s weekly work period shall comprise 39 hours.

(2)	The Employee agrees to perform the tasks assigned to him during his activities conscientiously and to be best of his abilities, and to safeguard QIAGEN’s interests in every respect. The Employee agrees in particular to comply with all legal and corporate safety regulations.

(3)	The Employee shall be ready and willing to work overtime and extra hours within the framework of operational requirements. The salary specified within this present agreement explicitly includes any remuneration for extra or overtime work in accordance with provision 5.1.

Article 4

Ancillary Activities and Lectures

(1)	Any independent or task-related ancillary activity by the Employee shall require the prior written approval of QIAGEN. QIAGEN shall grant such approval if the ancillary activity does not violate QIAGEN’s interests.

(2)	Lectures and publications shall also require approval of QIAGEN if QIAGEN’s interests are touched. The subject and relevant content shall be reviewed by a Superior for his approval.

Article 5

Salary

(1)	Mr. Uder shall receive a gross monthly salary of DM 26,154 commencing March 1, 2001 payable thirteen time per year. Payment of the thirteenth salary is made in November of the same year.

(2)	In addition, he shall receive benefits in the form of contributions to an Employee stock investment plan in the gross amount of DM 52.00 per month.

(3)	Mr. Uder shall receive a gross annual bonus in the amount of DM 96,000 by 100% achievement of goals. Milestones for goal achievement are newly redefined every calendar year.

(4)	The salary including any supplemental bonuses, etc. shall be transferred in non-cash form at the end of each month to an account to be named by the Employee.

(5)	The Employee will be provided with a business vehicle of the type BMW 530 D which he may also use for private use without restriction. Private use for foreign travel is permitted. The Employee simply bears the expenses of operating the vehicle. The monetary value of private vehicle use subject to income tax in conformity with tax regulations and chargeable to the Employee is taken into account in the payment of remuneration indicated in Article 5.1.

(6)	The costs of relocation to Düsseldorf shall be appropriately reimbursed. Broker fees as well as cost of transport firm are included. Presentation of original receipts within two years of contract’s commencing is required for receipt of this benefit.

Article 6

Vacation Pay

(1)	Mr. Uder shall receive voluntary vacation pay together with his June salary in the amount of DM 35.00 per vacation day as set forth in Article 12.

Article 7

Salary Pledge and/or Assignment

(1)	The Employee may pledge or assign his remuneration claims to any third parties only with the prior approval of QIAGEN.

(2)	The Employee shall bear the actual costs of the pledge, if granted, in an amount not less than DM 10.00 per payment to the pledge creditor.

Article 8

Travel Expenses

The travel guidelines of QIAGEN in their valid version shall be complied with.

Article 9

Insurance

(1)	QIAGEN shall include the Employee in the existing group accident insurance. The insurance amount in the event of death shall be DM 50,000.00, in the event of disability, DM 200,000.00.

(2)	Beneficiary from the insurance shall be Mr. Uder in the event of disability; in the event of death, the person designated by the Employee. If no person has been designated, the beneficiary shall be the spouse, otherwise the other legal heirs.

Article 10

Secrecy Obligation

(1)	The Employee agrees to maintain secrecy on all confidential matters and activities, in particular on business and operational secrets, that he gains knowledge of within the framework of his activities during his employment as well as after his leaving the employment relationship. The secrecy obligation shall also apply to the salary agreement as concluded.

(2)	The aforementioned secrecy obligation shall not only apply vis-à-vis any external third parties but also vis-à-vis other Employees of QIAGEN to the extent that the latter are not authorized to receive such information by way of their official activities.

(3)	The provisions of the Data Protection Act must be complied with.

Article 11

Obligation to Provide Information

The Employee will inform his superiors and the management also, if necessary, about all activities in his area of responsibility, to the extent that this knowledge is of importance to superiors, e.g. in order to avoid damages or carry out improvements. The above applies also to observations and information outside of his own direct area of responsibility.

Article 12

Vacation

(1)	QIAGEN shall grant the Employee 21 days of vacation in calendar year 2001. The Employee shall receive 26 days of vacation in the year 2002.

(2)	The vacation claim shall increase by one workday for each full year of service, up to a maximum of 30 workdays.

(3)	The vacation shall be coordinated with his superior and the [other] Employees.

(4)	The Employee shall provide QIAGEN with his vacation address.

(5)	Any vacation not taken shall be forfeited on March 31 of the subsequent year.

Article 13

Inability to Work

(1)	The Employee is required to notify QIAGEN without delay of any inability to work, in particular of any disability and its anticipated duration. Upon request, the reasons for the inability to work shall be disclosed. In the event of any deadlines, the Employee shall point out any work requiring preferential attention.

(2)	If the inability to work lasts longer than 3 calendar days, a doctor’s attestation of the existence of the inability to work as well as its anticipated duration shall be submitted not later than on the following workday. If the inability to work lasts longer than indicated by the doctor’s attestation, Mr. Uder is required to submit a new attestation without delay.

(3)	If Mr. Uder is prevented from performing his duties because of disability due to illness that is not his fault, he shall not lose his claim to compensation for the period of his inability to work up to a period of 6 weeks.

(4)	In the event of approval of a recuperative, rehabilitative or other health measure, the employee shall present an attestation without delay regarding the approval and duration of treatment as well as any other relevant information.

Article 14

Assignment

(1)	If, based on legal prescriptions, the Employee can claim damages from any third party due to loss of wages incurred by him because of his inability to work, such claim shall be transferred to QIAGEN to the extent that QIAGEN has continued to pay the Employee’s remuneration as well as any contributions to the social securities that QIAGEN is required to bear.

(2)	The Employee shall provide QIAGEN without delay with any information necessary for the assertion of such damage claims.

Article 15

Duration of the Employment Agreement

(1)	The employment agreement is concluded for an indeterminate time period.

(2)	The employment agreement may be terminated at the end of any quarter, with three months notice. The period for providing notice shall be extended in accordance with the legal provisions. Any extension of the period of notice for the Employer shall be matched in equal time by an extension of the period of notice on the part of the Employee.

(3)	Any termination shall have to be given in writing. Transmission of a signed fax shall be deemed to be in compliance with the written requirement.

(4)	QIAGEN shall have the right to release Mr. Uder from employ after notice has been given, honoring any residual vacation claims.

(5)	The employment agreement shall end, without any notice of termination being required, with the expiration of the month in which Mr. Uder receives a disability pension. In the same manner, the employment agreement shall end with the expiration of the month in which the Employee receives an old-age pension. At the latest, the employment agreement shall end with the expiration of the month in which the Employee reaches age 65.

(6)	The right to terminate without notice shall remain unaffected. Any termination without notice shall at the same time be deemed a precautionary termination given within the legally prescribed time limits.

Article 16

Contractual Penalty

If in violation of the agreement, Mr. Uder terminates his activities prematurely, is terminated without notice, or violates the secrecy obligations set forth in Article 10, he shall have to pay a contractual penalty in the amount of one gross monthly salary pursuant to Article 5. QIAGEN shall have the right to assert further damages.

Article 17

Return of Business Records

(1)	All business and work records regardless of their nature, including data-processing programs and the like, shall remain the property of the Company. Removal from the business premises shall be permitted only with the approval of superiors.

(2)	The Employee shall have no right of retention.

Article 18

Expiration Date

All claims arising from this employment relationship shall be forfeited unless they are asserted in writing not later than six months following their coming into being and, in the event they are refused by the other party, unless they are asserted in court within two months after communication of the refusal.

Article 19

Anti-Competition Clause

1)	The Employee is obligated not to accept employment from a competing firm for a period of 1 year following termination of the present employment agreement. Every activity is prohibited, both independent or dependent as well as direct or indirect participation in the grounding or operating of a competing firm.

2)	The prohibiting clause applies throughout Germany.

3)	The firm is obligated to pay 100% remuneration for the duration of the anti-competition clause using the last salary stated in the agreement as the basis for compensation.

4)	For each violation of this anti-competition clause, Mr. Uder shall have to pay a contractual penalty in the amount of one gross monthly salary pursuant to Article 5. In the case of a prolonged violation, the contractual penalty will be newly incurred. QIAGEN shall have the right to assert further damages.

5)	In all other cases, §§ 74 ff HGB applies in its respective version.

Final Provisions

(1)	The parties have concluded no other agreements with the exception of the ones set forth above.

(2)	Any future amendments of and/or supplements to the agreement shall be in writing in order to acquire legal effect. This shall apply to the preceding sentence as well.

(3)	If any provision of this contract should be or become ineffective, the legal validity of the remaining provisions shall not be affected thereby. In lieu of the invalid provision, the parties agree to concur on a provision that comes the closest, in economic terms, to the invalid one. The same shall apply in the event of a loophole, or if any individual provisions should be or become impracticable.

Hilden, November 15, 2000

QIAGEN GmbH		Employee

In Representation Of

/s/ DR. METIN COLPAN	Michael Kleist	/s/ BERND UDER
Dr. Metin Colpan	Director, Human Resources	Bernd Uder